Lawrence Hunt Fashion, Inc.
(formerly, Lawrence Hunt, LLC)
Balance Sheet
For the period ending December 31, 2018 and December 31, 2017
Unaudited

	2018	2017
ASSETS		
Current Assets		
Cash	$ 12,007	$ 5,717
Inventory	39,220	43,382
Other	7,971	8,181
Total Current Assets	**59,197**	**57,280**
TOTAL ASSETS	**$ 59,197**	**$ 57,280**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$ (86)	$ 15
Accrued Liabilities	9,297	7,269
Credit Cards	16,373	14,005
Other Current Liabilities	-	815
Total Current Liabilities	**25,585**	**22,103**
Long-Term Liabilities		
Notes Payable - Related Party	103,000	55,500
Notes Payable - 3rd Party	-	5,987
Total Long-Term Liabilities	**103,000**	**61,487**
Total Liabilities	**128,585**	**83,590**
Equity		
Capital in Excess of Par Value	192,688	192,688
Retained Earnings	(262,075)	(218,998)
Total Equity	**(69,388)**	**(26,310)**
TOTAL LIABILITIES AND EQUITY	**$ 59,197**	**$ 57,280**